

February 28, 2025

**Via Federal Express**

Mrs. Jeanette Jackson
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, N.E.
Mail Stop 6628
Washington, DC  20549-0001

*Re:*     ***Form 1 Amendment***

Dear Mrs. Jackson:

Enclosed please find an amendment to Exhibit C of the Form 1 applications pursuant to Rule 6a-2(a) of the Securities Exchange Act of 1934 for Cboe BYX Exchange, Inc., Cboe BZX Exchange, Inc., Cboe EDGA Exchange, Inc., and Cboe EDGX Exchange, Inc., Cboe Exchange, Inc. and Cboe C2 Exchange, Inc. (collectively, the "Exchanges").

For Exhibit C, the Exchanges are each filing an amendment to reflect that Asika Wickramasinghe is no longer Interim Secretary for Cboe Australia Pty Ltd and Middlebury Holdings Pty Ltd.  Iain Gentle has been named Secretary for Cboe Australia Pty Ltd and Middlebury Holdings Pty Ltd.

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace the Exhibit C of each Exchange currently on file with the Commission.  Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,

*Corinne Klott*

Corinne Klott
Assistant General Counsel
312-786-7793
Signature executed at 3:00pm on 02/28/25

Enclosures

| Form 1<br>Page 1<br>Execution Page | **U.S. SECURITIES AND EXCHANGE COMMISSION**<br>**WASHINGTON, D.C. 20549**<br><br>**APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT** | Date filed<br>(MM/DD/YY)<br><br>**02/28/25** | OFFICIAL<br>USE<br>ONLY |
|---|---|---|---|

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION          ☒ AMENDMENT

25000046

1.  State the name of the applicant:  Cboe BYX Exchange, Inc.

2.  Provide the applicant's primary street address (Do not use a P.O. Box):
    433 W Van Buren Steet
    Chicago, Illinois 60661

3.  Provide the applicant's mailing address (if different):

4.  Provide the business telephone and facsimile number:
    (913) 815-7000                                    (913) 815-7119
    (Telephone)                                       (Facsimile)

5.  Provide the name, title and telephone number of a contact employee:
    Corinne Klott          Assistant General Counsel     Cboe BYX Exchange, Inc.     (312) 786-7793
    (Name)                         (Title)                    (Telephone Number)

6.  Provide the name and address of counsel for the applicant:
    Pat Sexton
    433 W Van Buren Street
    Chicago, IL 60661

7.  Provide the date that applicant's fiscal year ends:  December 31

8.  Indicate legal status of the applicant:   _X_ Corporation  _____ Sole Partnership  _____ Partnership
    _____ Limited Liability Company  _____ Other (specify): _____

    If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
    (a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation:  Delaware/United States of America
    (c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

**7EXECUTION:**
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date:        02/28/25 _____ _____          Cboe BYX Exchange, Inc.
            (MM/DD/YY)                              (Name of Applicant)

By: _Corinne Klott_ [signature executed at 3:00pm on 02/28/25]     Corinne Klott, Assistant General Counsel
    (Signature)                                          (Printed Name and Title)
Subscribed and sworn before me this _see header_ day of _see header_ , _see header_ by _see header_
                                                   (Month)      (Year)       (Notary Public)
My Commission expires ___see header___          County of _see header_          State of see header

**This page must always be completed in full with original, manual signature and notarization.**

**Affix notary stamp or seal where applicable.**

## EXHIBIT C – AMENDMENT AS OF FEBRUARY 28, 2025

*Summary of changes made to Exhibit C:*

- Asika Wickramasinghe is no longer Interim Secretary.  Iain Gentle has been named the Secretary for Cboe Australia Pty Ltd and Middlebury Holdings Pty Ltd.